

12060608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 45286

SEC RECEIVED PROCESSING FEB 29 2012 WASH., DC 196 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

LEGEND EQUITES CORPORATION 4600 EAST PARK DRIVE, SUITE 300
(No. and Street)

PALM BEACH GARDENS	FL	33410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIM JOHNSTON 561-472-7468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET SUITE 1000	KANSAS CITY	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Glenn Ferris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND EQUITIES CORPORATION, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



KATHRYN D. SHINGLEDECKER
Notary Public - State of Florida
My Commission Expires Apr 22, 2012
Commission # DD 770543
Bonded Through National Notary Assn.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

LEGEND ADVISORY CORPORATION

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Financial Statements

December 31, 2011

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Legend Advisory Corporation:

We have audited the accompanying balance sheet of Legend Advisory Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2011, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Advisory Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri
February 27, 2012

LEGEND ADVISORY CORPORATION

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Balance Sheet

December 31, 2011

Assets

Assets:		
Cash and cash equivalents	$	1,311,821
Investment securities, trading		1,235,443
Receivable from affiliate		5,162,747
Prepaid expenses and other current assets		126,116
Income taxes receivable		215,835
Total current assets		8,051,962
Deferred income taxes		751,079
Total assets	$	8,803,041

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,214,920
Accounts payable and accrued expenses		338,858
Payable to affiliate		332,006
Deferred income taxes		5,098
Total current liabilities		2,890,882
Accrued pension costs		854,414
Other liabilities		526,219
Total liabilities		4,271,515
Contingencies		
Stockholder's equity:		
Common stock, no par. Authorized, 200 shares; issued and outstanding, 100 shares		—
Additional paid-in capital		681,219
Retained earnings		4,563,011
Accumulated other comprehensive loss		(712,704)
Total stockholder's equity		4,531,526
Total liabilities and stockholder's equity	$	8,803,041

See accompanying notes to financial statements.

LEGEND ADVISORY CORPORATION

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Earnings

Year ended December 31, 2011

Revenues:		
Advisory fees	$	28,187,988
Expenses:		
Commission expense		13,662,978
Selling expense		528,437
General and administrative		7,774,598
Total expenses		21,966,013
Operating income		6,221,975
Investment and other loss		(59,902)
Income before provision for income taxes		6,162,073
Provision for income taxes		2,616,933
Net income	$	3,545,140

See accompanying notes to financial statements.

LEGEND ADVISORY CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Comprehensive Income

Year ended December 31, 2011

Net income	$	3,545,140
Other comprehensive loss:		
Pension benefits, net of income taxes of $(299,139)		(404,106)
Comprehensive income	$	3,141,034

See accompanying notes to financial statements.

LEGEND ADVISORY CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
Balance at December 31, 2010	$	—	587,878	7,517,871	(308,598)	7,797,151
Net income		—	—	3,545,140	—	3,545,140
Excess tax benefits from share-based payment arrangements		—	93,341	—	—	93,341
Dividends paid to parent		—	—	(6,500,000)	—	(6,500,000)
Pension and postretirement benefits		—	—	—	(404,106)	(404,106)
Balance at December 31, 2011	$	—	681,219	4,563,011	(712,704)	4,531,526

See accompanying notes to financial statements.

LEGEND ADVISORY CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	3,545,140
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on trading securities		59,902
Net purchases and sales of trading securities		(5,895)
Excess tax benefits from share-based payment arrangements		(93,341)
Changes in assets and liabilities:		
Receivable from affiliate		625,209
Prepaid expenses and other current assets		(34,354)
Income taxes receivable		(375,038)
Deferred income taxes		127,558
Commissions payable		(105,468)
Accrued pension costs		(36,503)
Payable to affiliate		332,006
Accounts payable and accrued expenses		(4,375)
Other liabilities		131,039
Net cash provided by operating activities		4,165,880
Cash flows from financing activities:		
Excess tax benefits from share-based payment arrangements		93,341
Dividends paid to parent		(6,500,000)
Net cash used in financing activities		(6,406,659)
Net decrease in cash and cash equivalents		(2,240,779)
Cash and cash equivalents at beginning of year		3,552,600
Cash and cash equivalents at end of year	$	1,311,821
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	2,723,908

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Advisory Corporation (the Company, we, our, and us) is a wholly owned subsidiary of Legend Group Holdings, LLC (the Parent). The Company is an investment advisor registered with the Securities and Exchange Commission (SEC). The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company provides portfolio management for investment portfolios geared toward 403(b) retirement planning. A 403(b) plan is similar to 401(k) plans offered by many not-for-profit employers. Therefore, a majority of the Company's clients include educators and other employees of not-for-profit organizations. The Company's revenues consist primarily of advisory services provided to mutual fund investors. The Company's clients are located throughout the United States of America.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company has evaluated subsequent events through February 27, 2012, the date that these financial statements were issued.

(c) Use of Estimates

GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents.

(e) Investment Securities

Investment securities consist of mutual fund shares held for trading purposes and are recorded at fair value. Changes in fair value are reflected in investment and other income.

(f) Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(g) Revenue Recognition

Advisory revenue and related receivables are based upon assets under management, and recorded when earned.

(Continued)

(h) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pretax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Accounting Standards Codification (ASC) *Income Taxes Topic*, ASC 740. Deferred tax assets and deferred tax liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax effects from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The related excess tax benefits from share-based payments were $93,341 for 2011.

(2) Investment Securities

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs, which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities at the reporting date.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different

evaluated pricing approaches depending upon the specific asset to determine a value. Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2011 that are recognized in our balance sheet using fair value measurements based on the differing levels of inputs:

	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$ —	—	—	—
Municipal bonds	—	—	—	—
Variable annuities	75,545	—	—	75,545
Common stock	157,574	—	—	157,574
Affiliated mutual funds	1,002,324	—	—	1,002,324
Total	$ 1,235,443	—	—	1,235,443

(3) Income Taxes

The provision for income taxes for the year ended December 31, 2011 consists of the following:

Currently payable:	
Federal	$ 1,867,399
State and local	612,514
	2,479,913
Deferred taxes	137,020
Provision for income taxes	$ 2,616,933

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income taxes.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2011 are as follows:

Deferred tax liabilities:		
Prepaid expenses	$	(45,962)
Benefit plans		(181,972)
Total gross deferred tax liabilities		(227,934)
Deferred tax assets:		
Additional pension liability		523,342
Nonvested stock		218,983
Federal benefit on unrecognized state benefits		180,767
Accrued expenses		50,750
Unrealized loss on investments		21,251
Total gross deferred tax assets		995,093
Valuation allowance		(21,178)
Net deferred tax assets	$	745,981

During 2009, the WDR consolidated group sold a subsidiary, which generated a capital loss available to offset potential future capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of capital losses generated. The Company's deferred tax assets relating to capital losses as of December 31, 2011 are $21,251. Management believes it is not more likely than not that the consolidated group will generate sufficient future capital gains to realize the full benefit of these capital losses, and accordingly, a valuation allowance in the amount of $21,178 has been recorded at December 31, 2011. During 2011, decreases in the fair value of the Company's and its affiliates' investment portfolios required an increase of $20,573 to the valuation allowance against deferred tax assets that are capital in nature. All of the increase to the valuation allowance was recorded as a charge to income tax expense.

As of December 31, 2011, the Company had unrecognized tax benefits, including penalties and interest, of $528,896 ($348,129 net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of January 1, 2011, the Company had unrecognized tax benefits, including penalties and interest, of $395,177 ($259,947 net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in the income taxes receivable.

The Company's accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. As of January 1, 2011, the total amount of accrued interest and penalties related to uncertain tax positions recognized in the balance sheet was $41,734 ($30,211 net of

federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the statement of income for the year ended December 31, 2011 was $3,514. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2011 of $45,196 ($33,725 net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits, excluding penalties and interest, for the year ended December 31, 2011:

		Unrecognized tax benefits (excluding penalties and interest)
Balance at January 1, 2011	$	353,443
Increases during the year:		
Gross increases – prior-period tax positions		9,334
Gross increases – current-period tax positions		193,258
Decreases during the year:		
Gross decreases – tax positions in prior period		(3,776)
Decreases due to lapse of statute of limitations		(68,559)
Balance at December 31, 2011	$	483,700

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The 2008, 2009, and 2010 federal income tax returns are open tax years that remain subject to potential future audit. The 2005, 2006, and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims. State income tax returns for all years after 2007 and, in certain states, income tax returns prior to 2008, are subject to potential future audit by the tax authorities in the Company's major state tax jurisdictions.

The Company is currently being audited in various state jurisdictions in which it participated in the filing of consolidated tax returns with WDR. It is reasonably possible that WDR will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's liability for unrecognized tax benefits, including penalties and interest, could decrease by approximately $2,678 to $37,329 ($1,823 to $24,600 net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(Continued)

(4) Pension Plan

The Company participates in the WDR-sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan and such costs for 2011 were $210,040.

The total projected benefit obligation of the Plan is $148,411,466, of which $2,360,216 relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of pension plan assets) recorded on the balance sheet of WDR at December 31, 2011 is $45,007,833, of which $854,414 relates to the Company.

(5) Employee Savings Plan

The Company participates in WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligibility employees. The Company's matching contributions to the plan for the year ended December 31, 2011 were $100,054.

(6) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2011, the Company recorded share-based compensation expense totaling $373,814, which is included in general and administrative in the statement of operations.

(7) Transactions with Related Parties

Affiliated companies include Advisory Services Corporation (ASC), WDR, and Legend Equities Corporation (LEC). ASC pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The Company then reimburses ASC for expenses paid on the Company's behalf. The Company also has an arrangement with ASC in which the Company receives 75% of fees earned for advisory services while ASC retains the other 25%. The current amount due to affiliates at December 31, 2011 includes current operating expenses in the amount of $332,006. The current amount due from affiliates at December 31, 2011 includes noninterest-bearing advances for current operating expenses of $238,440 and $4,924,307 for advisory fees primarily earned in the fourth quarter of 2011.

(Continued)

Costs are also incurred by several entities in the WDR affiliated group that benefit the Company. These costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resource, IT support, and other shared costs. During 2011, the Company incurred administrative expenses allocated by WDR of $227,600. The Company received $4,787,704 of advisory fee revenue from mutual fund investors invested in WDR funds in 2011.

(8) Rental Expense and Lease Commitments

The Company leases home office building, and certain sales and other office space under long-term operating leases. Rent expense was $188,219 for the year ended December 31, 2011. Future minimum rental commitments under noncancelable operating leases for the years ending December 31 are as follows:

2012	$	175,973
2013		175,973
2014		175,973
2015		102,651
	$	630,570

New leases are expected to be executed as existing leases expire.

(9) Concentrations

Of the Company's total revenue, 55% is earned from clients with funds invested in four mutual fund families. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(10) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.